Exhibit 99.1

For Immediate Release

Pointer Telocation Reports Q3 2011 Financial Results

•	Record Revenues of $65.5M in first nine months of 2011, increase of 22% over 2010
•	Non-GAAP net income for Q3 2011 $1.1M

ROSH HAAYIN, Israel, November 30, 2011 - Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the third quarter of 2011.

David Mahlab, Chief Executive Officer of Pointer, commented on the results: "We are pleased to report continuous growth in revenues and services in the third quarter, resulting from the increase in our business in Latin America and Israel. Our business in Brazil serves as a growth engine and we expect this momentum to continue in the coming quarters. We also expect an additional increase in our revenues from services in Israel. Nevertheless, the uncertainties in Europe and the global market, the high US Dollar exchange rate vs. the Israeli Shekel, and the tax increases expected in Israel tax rates in 2012, are all likely to affect the company's future financial results, and will require us to make adjustments to meet the challenging market conditions in the fourth quarter and in 2012. During 2011, Pointer continued to develop new products and penetrated new markets to reinforce and expand its customer base, consequently, we are confident that in the long run, this strategy will bear fruit, including improvements in our bottom line".

Financial Highlights

Revenues: Pointer's revenues for the third quarter of 2011 increased 21% to $22.3 million, as compared to $18.5 million in the third quarter of 2010. In the first nine months of 2011, revenues increased 22% to $65.5 million, as compared to $53.5 million in the first nine months of 2010.

International activities for the third quarter and for the first nine months of 2011 were 28% of total revenues, as compared to 26% of total revenues in the first nine months of 2010.

Revenues from products in the third quarter of 2011 increased 29% to $8.3 million (37% of revenues), as compared to $6.4 million (35% of revenues) in the third quarter of 2010. Revenues from products in the first nine months of 2011 increased 38% to $24.1 million (37% of revenues), as compared to $17.5 million (33% of revenues) in the first nine months of 2010.

Pointer's revenues from services in the third quarter of 2011 increased 16% to $14 million (63% of revenues), up from $12.1 million (65% of revenues), in the comparable period of 2010. Revenues from services in the first nine months of 2011 increased 15% to $41.4 million (63% of revenues), compared to $36.1 million (67% of revenues) in the first nine months of 2010.

Gross Profit: In the third quarter of 2011, gross profit increased 12% to $7.6 million from $6.8 million in the third quarter of 2010. In the first nine months of 2011 gross profit was $23.1 million, an increase of 15% as compared to gross profit of $20.1 million in the first nine months of 2010.

Operating Income: In the third quarter of 2011, operating income was $1.2 million, compared to $1.7 million in the third quarter of 2010. Operating income in the first nine months of 2011 was $4 million compared to operating income of $5.3 million in the first nine months of 2010.

Net Income: Pointer recorded net loss for the third quarter of 2011 of $188 thousand or $0.04 diluted net loss per share, compared to a net income of $438 thousand or $0.09 diluted net income per share in the third quarter of 2010.

Non-GAAP net income for the third quarter of 2011 was $1.1 million, compared to $ 1.4 million in the third quarter of 2010. Non-GAAP net income for the first nine months of 2011 was $3.5 million, compared to $4.2 million in the first nine months of 2010.

Adjusted EBITDA: Pointer's adjusted EBITDA for the third quarter of 2011 was $2.4 million, as compared to $2.8 million in the comparable period in 2010. Pointer's adjusted EBITDA for the first nine months of 2011 was $8 million, as compared to $8.6 million in the first nine months of 2010.

Conference Call Information:

Pointer Telocation's management will host today, Wednesday, November 30, 2011 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 09:30 AM EST, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconference numbers below. Please place your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-888-668-9141; From Israel: 03-918-0609

A replay will be available from December 1st, 2011 on the Company’s website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis:
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, a non-recurring expense of $0.5 million, attributable to the Company's efforts to expand various services to Israeli insurance companies, and amortization including the effect of non-cash impairment charge related to the fair market value of Cellocator.

We calculate non-GAAP net income by adding back to net income, non-cash equity based compensation, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Operations	4

Interim Consolidated Statements of Cash Flows	5 - 6

Additional information	7

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,156	$2,233
Restricted cash	126	133
Trade receivables	16,560	13,914
Other accounts receivable and prepaid expenses	2,355	2,982
Inventories	4,924	3,739

Total current assets	25,121	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	709	832
Severance pay fund	7,475	7,624
Property and equipment, net	11,484	11,255
Investment in affiliate	515	295
Other intangible assets, net	4,287	6,497
Goodwill	51,942	53,926

Total long-term assets	76,412	80,429

Total assets	$101,533	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,846	$13,170
Trade payables	11,233	10,064
Deferred revenues and customer advances	8,257	7,806
Other accounts payable and accrued expenses	7,360	7,054

Total current liabilities	39,696	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks	8,582	11,526
Long-term loans from shareholders and others	952	957
Other long-term liabilities	1,598	842
Accrued severance pay	8,713	8,365

	19,845	21,690
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at September 30, 2011 and December 31, 2010; Issued and outstanding: 4,785,848 and 4,771,181 shares at September 30, 2011 and December 31, 2010, respectively	3,293	3,280
Additional paid-in capital	118,811	118,512
Accumulated other comprehensive income	1,577	3,292
Accumulated deficit	(87,978)	(88,216)

Total Pointer Telocation Ltd’s shareholders' equity	35,703	36,868

Non-controlling interest	6,289	6,778

Total equity	41,992	43,646

Total liabilities and shareholders' equity	$101,533	$103,430

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited
Revenues:
Products	$24,084	$17,464	$8,287	$6,423	$25,415
Services	41,429	36,114	14,046	12,104	48,448

Total revenues	65,513	53,578	22,333	18,527	73,863

Cost of revenues:
Products	13,784	9,578	4,894	3,358	14,175
Services	27,858	23,125	9,610	8,166	31,264
Amortization of intangible assets	733	738	244	246	978

Total cost of revenues	42,375	33,441	14,748	11,770	46,417

Gross profit	23,138	20,137	7,585	6,757	27,446

Operating expenses:
Research and development	2,290	1,779	783	613	2,532
Selling and marketing	6,839	5,420	2,493	1,795	7,441
General and administrative	8,579	6,295	2,612	2,231	9,062
Amortization of intangible assets	1,383	1,319	459	430	1,774

Total operating expenses	19,091	14,813	6,347	5,069	20,809

Operating income	4,047	5,324	1,238	1,688	6,637
Financial expenses, net	1,370	1,516	520	522	1,976
Other expenses, net	92	23	101	-	21

Income before taxes on income	2,585	3,785	617	1,166	4,640
Taxes on income	950	1,323	257	331	1,524

Income after taxes on income	1,635	2,462	360	835	3,116
Equity in losses of affiliate	1,069	836	271	295	1,158

Net income	566	1,626	89	540	1,958
Less - net income attributable to non-controlling interest	328	836	277	102	828

Net income (loss) attributable to Pointer Telocation Ltd. shareholders	$238	$790	$(188)	$438	$1,130

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.05	$0.17	$(0.04)	$0.09	$0.24

Diluted net earnings (loss) per share	$0.04	$0.15	$(0.04)	$0.09	$0.22

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited
Cash flows from operating activities:

Consolidated net income	$566	$1,626	$89	$540	$1,958
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	4,646	4,160	1,578	1,419	5,568
Accrued interest and exchange rate changes of debenture and long-term loans	100	95	6	34	178
Accrued severance pay, net	552	(187)	202	(132)	(364)
Gain from sale of property and equipment, net	(138)	(68)	(85)	(30)	(93)
Equity in losses of affiliate	1,069	836	271	295	1,158
Stock-based compensation expenses	352	94	122	22	121
Increase in restricted cash	7	-	3	-	(133)
Increase in trade receivables, net	(3,170)	(3,090)	510	(708)	(1,618)
Decrease (increase) in other accounts receivable and prepaid expenses	287	(990)	406	322	(436)
Increase in inventories	(1,244)	(2,107)	(756)	(587)	(1,964)
Write-off of inventories	66	-	28	-	(212)
Deferred income taxes	58	1,241	90	334	185
Increase in long-term accounts receivable	271	(479)	(68)	(68)	1,322
Increase in trade payables	1,719	2,040	963	1,190	981
Increase (decrease) in other accounts payable and accrued expenses	2,217	374	(423)	(514)	(127)

Net cash provided by operating activities	7,358	3,545	2,936	2,117	6,524

Cash flows from investing activities:

Purchase of property and equipment	(3,931)	(2,931)	(1,322)	(993)	(4,481)
Proceeds from sale of property and equipment	676	440	405	84	641
Proceeds from sale of investments in previously consolidated subsidiaries (a)	40	-	40	-	-
Investments in affiliate	(1,496)	(900)	(390)	(420)	(1,490)

Net cash used in investing activities	(4,711)	(3,391)	(1,267)	(1,329)	(5,330)

Cash flows from financing activities:

Receipt of long-term loans from banks	6,232	3,180	(16)	1,851	57
Repayment of long-term loans from banks	(6,096)	(4,202)	(1,607)	(919)	(7,016)
Repayment of long-term loans from shareholders and others	(1,061)	(1,134)	(1,039)	(1,115)	(1,122)
Receipt of long-term loans from shareholders and others	-	43	-	-	5,090
Proceeds from issuance of shares and exercise of options, net	48	57	15	-	-
Dividend paid to the non-controlling interest	(896)	(1,170)	-	-	(2,250)
Short-term bank credit, net	(1,631)	1,257	259	(2,257)	2,656

Net cash used in financing activities	(3,404)	(1,969)	(2,388)	(2,440)	(2,585)

Effect of exchange rate changes on cash and cash equivalents	(320)	293	(388)	141	415

Decrease in cash and cash equivalents	(1,077)	(1,522)	(1,107)	(1,511)	(976)
Cash and cash equivalents at the beginning of the period	2,233	3,209	2,263	3,198	3,209

Cash and cash equivalents at the end of the period	$1,156	$1,687	$1,156	$1,687	$2,233

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited
(a)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$281	$-	$281	$-	$-
	Non-controlling interests	(432)	-	(432)	-	-
	Gain from sale of subsidiaries Receivables for sale of investments in subsidiaries	111	-	111	-	-

		$40	$-	$40	$-	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$566	$1,626	$89	$540	$1,958

Amortization of intangible assets	2,116	2,057	703	676	2,752
Stock based compensation expenses	352	94	122	22	121
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	479	451	163	150	604

Non-GAAP Net income	$3,513	$4,228	$1,077	$1,388	$5,435

Adjusted EBITDA

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited

GAAP Net income as reported:	$566	$1,626	$89	$540	$1,958

One time charge attributable to efforts to expand services to Israeli insurance companies	486	-	-	-	-
Financial expenses, net	1,370	1,516	520	522	1,976
Tax on income	950	1,323	257	331	1,524
Depreciation and amortization	4,646	4,160	1,578	1,419	5,568

Non-GAAP Adjusted EBITDA	$8,018	$8,625	$2,444	$2,812	$11,026